February 14, 2000

Mr. Graham Andrews,  President
AbsoluteFuture.com
10900 N.E. 8th Street, Suite 1414
Bellevue, Washington 98004

RE:  AbsoluteFuture.com (the  "Company")

Dear  Graham:

You have requested my opinion regarding issuance of certain shares for consulting services subject to a Form S-8 registration statement to be filed with the Securities and Exchange Commission.

I have reviewed the relevant documents in connection with the offering, including the Consulting Agreements, and such other corporate documents as I deem necessary and appropriate in connection with the transaction. I have also discussed the transaction with management of the Company, and received such assurances from them as I deem necessary under the circumstances.

Based thereon, it is my opinion that the Company may issue a total of 3,000,000 unrestricted shares of its Common Stock to the Consultants, all companies which are accredited investors, as that term is defined in 17 CFR 230.501(a), pursuant to the terms of the Consulting Agreements, dated January 12, 2000. When issued, the shares shall be validly issued, fully paid and non-assessable.

The  information  set  forth  herein is effective as of the date of this letter.

If you have any questions regarding this matter, please do not hesitate to contact me.

Very  truly  yours,

/s/ Michael  J.  Morrison,  Esq.

MJM:rsd